January 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson Yong Kim Gus Rodriguez

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 13 to Registration Statement on Form F-1
Filed January 11, 2024
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 24, 2024 with respect to the above-referenced filing. The Company’s response below is preceded by a reproduction of the corresponding comment from the Staff in bold.

If the Staff would like hard copies of Amendment No. 14 to the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against Amendment No. 13 to the Registration Statement on Form F-1 as filed with the Commission on January 11, 2024, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s response below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 13 to Registration Statement on Form F-1

Related Party Transactions, page 87

1.	We note your Related Party Transactions section continues to provide disclosure as of June 30, 2023, December 31, 2022, 2021 and 2020. Please update your disclosure in this section on pages 87-89 to provide information since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 87-89 of the Registration Statement accordingly to provide information since the beginning of the Company’s preceding three financial years up to the date of the prospectus. The Company has confirmed that there are no other available updates to the Related Party Transactions section as of the date of the prospectus.

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If you have any questions or comments concerning this response, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors
cc:

Clayton E. Parker, K&L Gates LLP